As filed with the Securities and Exchange Commission on May 15, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ACCENTURE LTD
(Exact name of registrant as specified in its charter)

Bermuda	98-0341111
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
Canon’s Court
22 Victoria Street
Hamilton HM 12 Bermuda
(441) 296-8262
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Douglas G. Scrivner, Esq.
Richard Buchband, Esq.
Accenture Ltd
1661 Page Mill Road
Palo Alto, CA 94304
(650) 213-2000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:

J. Warren Gorrell, Jr., Esq.
George P. Barsness, Esq.
Hogan & Hartson L.L.P.
Columbia Square 555 Thirteenth Street, N.W.
Washington, D.C. 20004-1109
(202) 637-5600

Approximate date of commencement of proposed sale of the securities to the public: From time to time after this Registration Statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☑
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, please check the following box.  ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to	Offering	Aggregate	Amount of
Securities to Be Registered	Be Registered(1)	Price Per Unit(2)	Offering Price(2)	Registration Fee(3)
Class A Common Shares, par value $0.0000225 per share	155,876,395	$37.95	$5,915,509,190	$181,606

(1)	This Registration Statement registers 155,876,395 Class A common shares of Accenture Ltd issuable upon redemption of an equivalent number of Class I common shares of Accenture SCA. This Registration Statement also relates to such additional Class A common shares of Accenture Ltd as may be issued with respect to such Class A common shares by way of a share dividend, share split or similar transaction.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low prices of Class A common shares of Accenture Ltd as reported on the New York Stock Exchange on May 14, 2007.
(3)	$179,364 of this filing fee was previously paid by the registrant at the time of filing its Registration Statement No. 333-127248 on August 5, 2005, which amount is carried forward in accordance with Rule 457(p) under the Securities Act.

This Registration Statement also includes 47,473,162 unsold Class A Common Shares of Accenture Ltd issuable upon redemption of an equivalent number of Class I common shares of Accenture SCA that were previously covered by Registration No. 333-127248, and any additional Class A common shares of Accenture Ltd issued with respect thereto by way of a share dividend, share split or similar transaction. Pursuant to Rule 415(a)(6) under the Securities Act, the $139,299 filing fee previously paid in connection with such unsold securities will continue to be applied to such unsold securities. As a result, this Registration Statement relates to an aggregate of 203,349,557 Class A common shares of Accenture Ltd.

PROSPECTUS

203,349,557 Class A Common Shares

Accenture Ltd may issue from time to time up to 203,349,557 Class A common shares to holders of up to an equal number of Accenture SCA Class I common shares upon tender of those Class I common shares for redemption. We are an exempted company organized under the laws of Bermuda and the sole general partner of Accenture SCA, a Luxembourg partnership limited by shares. As of May 11, 2007, we owned approximately 83% of the outstanding voting interests in Accenture SCA. The 203,349,557 Accenture SCA Class I common shares that may be redeemed were issued in our corporate reorganization that took place in 2001.

We are registering the issuance of our Class A common shares to permit holders of Accenture SCA Class I common shares who elect to redeem their Accenture SCA Class I common shares to sell without restriction in the open market or otherwise any of our Class A common shares that they receive upon redemption. However, the registration of our Class A common shares does not necessarily mean that any holders will elect to redeem their Accenture SCA Class I common shares or that we will elect to issue any of our Class A common shares rather than pay cash upon redemption of Accenture SCA Class I common shares. We will not receive any cash proceeds upon the issuance of any of our Class A common shares following a redemption of Accenture SCA Class I common shares, but will acquire the Accenture SCA Class I common shares tendered for redemption in exchange for any of our Class A common shares that we issue to a redeeming holder.

Our Class A common shares are listed on the New York Stock Exchange under the symbol “ACN.” The last reported sale price of the Class A common shares on May 14, 2007 was $38.14 per share.

See “Risk Factors” beginning on page 2 to read about factors you should consider before investing in our Class A common shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Bermuda Monetary Authority has classified us as non-resident of Bermuda for exchange control purposes. Accordingly, the Bermuda Monetary Authority does not restrict our ability to convert currency, other than Bermuda dollars, held for our account to any other currency, to transfer funds in and out of Bermuda or to pay dividends to non-Bermuda residents who are shareholders, other than in Bermuda dollars. The Bermuda Monetary Authority has granted a general permission under the Exchange Control Act 1972 of Bermuda, and the regulations under it, in respect of the issue and transfer of shares in Bermuda companies listed on the New York Stock Exchange to or from non-residents of Bermuda.

This permission of the Bermuda Monetary Authority covers the issuance of our Class A common shares upon redemption of SCA Class I common shares as described in this prospectus. In addition, the permission covers the free transferability by shareholders of all our Class A common shares that may be sold as described in this prospectus. Approvals or permissions received from the Bermuda Monetary Authority do not constitute a guaranty by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving those approvals or permissions, the Bermuda Monetary Authority will not be liable for our performance or default or for the correctness of any opinions or statements expressed in this document.

The date of this prospectus is May 15, 2007

TABLE OF CONTENTS

Prospectus

Page

Accenture	1
Risk Factors	2
Disclosure Regarding Forward-Looking Statements	8
Use of Proceeds	8
Redemption of SCA Class I Common Shares	9
Material U.S. Federal Income Tax Consequences of Redeeming Accenture SCA Class I Common Shares	11
Material Luxembourg Tax Consequences of Redeeming Accenture SCA Class I Common Shares	13
Description of Our Share Capital	14
Rights of Holders of Accenture Ltd Class A Common Shares Compared to Rights of Holders of Accenture Ltd Class X Common Shares and Accenture SCA Class I Common Shares	16
Plan of Distribution	28
Legal Matters	28
Experts	28
Where to Find Additional Information	29
Incorporation of Certain Information by Reference	30

We have not authorized anyone to provide you with information or to make any representations about anything not contained in this prospectus or the documents incorporated by reference in this prospectus. You must not rely on any unauthorized information or representations. We are offering to sell, and seeking offers to buy, only our Class A common shares covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of its date, regardless of the time and delivery of this prospectus or of any sale of the shares.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

When used in this prospectus, except where the context otherwise requires, the terms “we,” “our,” “us” or “Accenture” refer to Accenture Ltd and, where appropriate, its subsidiaries, including Accenture SCA. We refer to the Accenture SCA Class I common shares that may be tendered for redemption for Class A common shares as the “SCA Class I common shares.” We use the “senior executive” title to refer to more than 4,300 of our highest-level employees, including those employees we previously referred to as partners.

i

ACCENTURE

We are one of the world’s leading management consulting, technology services and outsourcing organizations.

Our “high performance business” strategy builds on our expertise in consulting, technology and outsourcing to help clients improve their business performance so they can create sustainable value for their customers, stakeholders and shareholders. We use our industry and business-process knowledge, our service offering expertise and our insight into and deep understanding of emerging technologies to identify new business and technology trends and formulate and implement solutions for clients under demanding time constraints. We help clients identify and enter new markets, increase revenues in existing markets, improve operational performance and deliver their products and services more effectively and efficiently.

We operate globally with one common brand and business model designed to enable us to provide clients around the world with the same high level of service. Drawing on a combination of industry expertise, functional capabilities, alliances, global resources and technology, we deliver competitively priced, high-value services that help our clients measurably improve business performance. Our global delivery model enables us to provide a complete end-to-end delivery capability by drawing on Accenture’s global resources to deliver high-quality, cost-effective solutions to clients under demanding timeframes.

We are organized under the laws of Bermuda. We maintain a registered office in Bermuda at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. Our telephone number in Bermuda is +1 (441) 296-8262. We also have major offices in the world’s leading business centers, including New York, London, Frankfurt, Paris, Madrid, Chicago, Milan, Tokyo, Sao Paolo, Rome, Bangalore, San Francisco, Sydney, Manila and Boston, among others. Our website address is www.accenture.com. We do not intend for information contained in our website to be part of this prospectus.

RISK FACTORS

The redemption of your SCA Class I common shares and the ownership of our Class A common shares involve various risks. You should carefully consider each of the risks described below and all of the other information included or incorporated by reference in this prospectus when redeeming your SCA Class I common shares, as you may, at our discretion, receive our Class A common shares in payment of the redemption price.

Risks That Relate to Ownership of Our Class A Common Shares

The share price of our Class A common shares could be adversely affected from time to time by sales, or the anticipation of future sales, of our Class A common shares held by our employees and former employees.

Our employees and former employees continue to hold significant numbers of our Class A common shares, restricted share units and options, as well as other classes of stock of our subsidiaries that are exchangeable or redeemable for our Class A common shares.

A large number of Class A shares will become freely tradeable in the near future

•	At the time of our transition to a corporate structure in 2001, many of our senior executives received a substantial number of our Class A common shares and/or securities that may be exercisable, redeemable or exchangeable for our Class A common shares or pursuant to which our Class A common shares may be delivered to such senior executives or their permitted transferees. Those shares generally remain subject to transfer restrictions that lapse with the passage of time on an annual basis through July 24, 2009. As of May 14, 2007, 13,611,320 of such Class A common shares could be sold free of transfer restrictions and 34,515,061 additional securities were redeemable or exchangeable by the holder for either an equivalent number of our Class A common shares that could be sold free of transfer restrictions or for cash, as determined by Accenture Ltd. As of May 14, 2007, the following number of additional shares still held by our current and former senior executives and their permitted transferees are scheduled to have transfer restrictions lapse on the dates set forth below:

		Number of additional Accenture
	Number of additional	SCA Class I common shares and
	Accenture Ltd	Accenture Canada Holdings Inc.
	Class A common shares that	exchangeable shares that are currently
	are currently scheduled to become	scheduled to become available
	available for transfer on	for transfer
Anniversary Date	anniversary date	on anniversary date

July 24, 2007	3,814,073	13,673,035
July 24, 2008	9,577,831	28,876,968
July 24, 2009	34,237,106	73,172,883
Later of July 24, 2009 or end of employment with Accenture	20,370,824	56,424,196

We may waive transfer restrictions to permit transactions, such as tender offers or secondary transactions, that we approve. We expect that, from time to time, we will also adjust, or approve limited relief from, the existing share transfer restrictions for specified senior executives or groups of senior executives in connection with particular retirement, employment, retention or severance arrangements that we determine to be in the best interests of Accenture.

We have on several occasions conducted transactions, including discounted tender offers of Accenture SCA Class I common shares and select repurchases of Accenture Ltd Class A common shares, designed to address the potential impact of the build-up of shares having transfer restrictions that would otherwise lapse on July 24, 2009. There is no assurance that the reduction in share build-up resulting from the tender offers and select repurchases will have a meaningful impact in the marketplace. Similarly, there is no assurance that any other actions we might take in the future would have the desired impact of meaningfully reducing the market impact of a large number of shares becoming available for transfer in the near future.

The sale of a large number of these shares, or the anticipation of future sales, could have an adverse impact on the share price of our Class A common shares.

Our Senior Executive Trading Policy might not be effective at limiting the number of shares sold

•	In July 2005, we implemented a Senior Executive Trading Policy. It provides, among other things, that all shares covered by the transfer restrictions contained in our various charter documents and still held by actively employed senior executives but which are no longer restricted by the transfer restrictions described above will be subject to company-imposed quarterly trading guidelines. These guidelines currently limit the total number of shares redeemed, sold or otherwise transferred in any calendar quarter to no more than a composite average weekly volume of trading in Accenture Ltd Class A common shares. The policy guidelines are not legal or contractual restrictions, however. There is a risk that the internal sanctions available to us might not adequately dissuade individual employees from attempting transfers in excess of the amounts permitted under the policy. Conversely, there is a risk that senior executives might retire or terminate their employment in order to gain greater liquidity for their unrestricted shares.

The sale of shares issued under our 2001 Share Incentive Plan could have an adverse effect on our share price

•	As of April 30, 2007, a total of 54,038,387 of our Class A common shares underlying restricted share units were scheduled to be delivered during the calendar years indicated below:

Calendar Year	Number of Shares

2007	7,999,810
2008	6,730,835
2009	15,127,260
2010 and after	24,180,482

Although the holders may choose to defer delivery of some of these shares for tax purposes, it is foreseeable that a significant number of these shares could be sold on the open market following their delivery.

•	In addition, as of April 30, 2007, a total of 45,902,522 of our Class A common shares were issuable pursuant to options, of which options to purchase an aggregate of 35,811,551 Class A common shares were exercisable and options to purchase an aggregate of 10,090,971 Class A common shares are scheduled to become exercisable during the calendar years indicated below:

Calendar Year	Number of Shares

2007	7,559,365
After 2007	2,531,606

Upon delivery of restricted stock, or exercise of employee stock options, under our 2001 Stock Incentive Plan, our employees or former employees may choose to sell a significant number of our shares in open market transactions. There is a risk that this could put additional downward pressure on the price of our Class A common stock.

Our share price has fluctuated in the past and could continue to fluctuate, including in response to variability in revenues, operating results and profitability, and as a result our share price could be difficult to predict.

Our share price has fluctuated in the past and could continue to fluctuate in the future in response to various factors. These factors include:

•	announcements by us or our competitors about developments in our business or prospects;

•	projections or speculation about our business or that of our competitors by the media or investment analysts;

•	changes in macroeconomic or political factors unrelated to our business;

•	general or industry-specific market conditions or changes in financial markets; and

•	changes in our revenues, operating results and profitability.

Our revenues, operating results and profitability have varied in the past and are likely to vary significantly from quarter to quarter in the future, making them difficult to predict. Some of the factors that could cause our revenues, operating results and profitability to vary include:

•	seasonality, including number of workdays and holiday and summer vacations;

•	the business decisions of our clients regarding the use of our services;

•	periodic differences between our clients’ estimated and actual levels of business activity associated with ongoing work;

•	the stage of completion of existing projects and/or their termination;

•	our ability to transition employees quickly from completed to new projects;

•	the introduction of new products or services by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	our ability to manage costs, including those for personnel, support services and severance;

•	our ability to maintain an appropriate headcount in each of our workforces;

•	acquisition and integration costs related to possible acquisitions of other businesses;

•	changes in, or the application of changes in, accounting principles or pronouncements under U.S. generally accepted accounting principles, particularly those related to revenue recognition;

•	currency exchange rate fluctuations;

•	changes in estimates, accruals or payments of variable compensation to our employees; and

•	global, regional and local economic and political conditions and related risks, including acts of terrorism.

As a result of any of these factors, our share price could be difficult to predict and our share price in the past might not be a good indicator of the price of our shares in the future. In addition, if litigation is instituted against us following variability in our share price, we might need to devote substantial time and resources to responding to the litigation, and our share price could be adversely affected.

Our share price could be adversely affected if we are unable to maintain effective internal controls.

We are required to provide a report from management to our shareholders on our internal control over financial reporting that includes an assessment of the effectiveness of these controls. Internal control over financial reporting has inherent limitations, including human error, the possibility that controls could be circumvented or become inadequate because of changed conditions, and fraud. Because of these inherent limitations, internal control over financial reporting might not prevent or detect all misstatements or fraud. If we cannot maintain and execute adequate internal control over financial reporting or implement required new or improved controls that provide reasonable assurance of the reliability of the financial reporting and preparation of our financial statements for external use, we could suffer harm to our reputation, fail to meet our public reporting requirements on a timely basis, or be unable to properly report on our business and the results of our operations and the market price of our securities could be materially adversely affected.

We are registered in Bermuda and a significant portion of our assets are located outside the United States. As a result, it might not be possible for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States.

We are organized under the laws of Bermuda, and a significant portion of our assets are located outside the United States. It might not be possible to enforce court judgments obtained in the United States against us in Bermuda or in countries other than the United States where we have assets based on the civil liability provisions of the federal or state securities laws of the United States. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments might not be enforceable in countries other than the United States where we have assets.

Bermuda law differs from the laws in effect in the United States and might afford less protection to shareholders.

Our shareholders could have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda (the “Companies Act”). The Companies Act differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors.

Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Shareholders of Bermuda companies do not generally have rights to take action against directors or officers of the company, and may only do so in limited circumstances. Officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Directors have a duty not to put themselves in a position in which their duties to the company and their personal interests might conflict and also are under a duty to disclose any personal interest in any contract or arrangement with the company or any of its subsidiaries. If a director or officer of a Bermuda company is found to have breached his or her duties to that company, he or she could be held personally liable to the company in respect of that breach of duty. A director could be liable jointly and severally with other directors if it is shown that the director knowingly engaged in fraud or dishonesty. In cases not involving fraud or dishonesty, the liability of the director will be determined by the Bermuda courts on the basis of their estimation of the percentage of responsibility of the director for the matter in question, in light of the nature of the conduct of the director and the extent of the causal relationship between his or her conduct and the loss suffered.

We might be unable to access additional capital on favorable terms or at all. If we raise equity capital, it may dilute our shareholders’ ownership interest in us.

We might need to raise additional funds through public or private debt or equity financings in order to:

•	take advantage of opportunities, including more rapid expansion;

•	acquire complementary businesses or technologies;

•	develop new services and solutions; or

•	respond to competitive pressures.

Any additional capital raised through the sale of equity could dilute shareholders’ ownership percentage in us. Furthermore, any additional financing we need might not be available on terms favorable to us, or at all.

The nature of your investment will change upon a redemption of your SCA Class I common shares.

If you exercise your right to redeem your SCA Class I common shares, you may receive cash or, at the election of Accenture SCA, our Class A common shares in exchange for SCA Class I common shares. Upon any such redemption, if you also hold our Class X common shares we also may redeem for cash at par value a corresponding number of our Class X common shares held by you, which generally entitle you to vote along with holders of our Class A common shares on matters submitted to a vote of our shareholders as long as you hold SCA Class I common shares. If you receive cash for your SCA Class I common shares, you will no longer have any voting or economic interest in us or Accenture SCA, will not benefit from any subsequent increases in price of our Class A common shares and will not receive any future dividends from Accenture SCA or us (unless you currently own or acquire in the future our Class A common shares). If you redeem all of your SCA Class I common shares and receive our Class A common shares, you will no longer be a shareholder of Accenture SCA. Although the economic nature of an investment in our Class A common shares may be substantially equivalent to an investment in SCA Class I common shares, there are some important differences between your rights as a holder of our Class A common shares in comparison to your rights as a holder SCA Class I common shares and our Class X common shares. These differences, some of which may be material to you, are discussed in “Rights of Holders of Accenture Ltd Class A Common Shares Compared to Rights of Holders of Accenture Ltd Class X Common Shares and Accenture SCA Class I Common Shares.”

Risks That Relate to Our Business

The following additional risks relate to our business:

•	Our results of operations could be negatively affected if we cannot expand and develop our services and solutions in response to changes in technology and client demand.

•	The consulting, systems integration and technology, and outsourcing markets are highly competitive, and we might not be able to compete effectively.

•	Our results of operations could be affected by economic and political conditions and the effects of these conditions on our clients’ businesses and levels of business activity.

•	Our work with government clients exposes us to additional risks inherent in the government contracting process.

•	Our business could be adversely affected if our clients are not satisfied with our services.

•	Our business could be negatively affected if we incur legal liability in connection with providing our solutions and services.

•	Our results of operations could be adversely affected if our clients terminate their contracts with us on short notice.

•	Outsourcing services are a significant part of our business and subject us to operational and financial risk.

•	We could be subject to liabilities if our subcontractors or the third parties with whom we partner cannot deliver their project contributions on time or at all.

•	Our results of operations may be affected by the rate of growth in the use of technology in business and the type and level of technology spending by our clients.

•	Our profitability could suffer if we are not able to maintain favorable pricing rates.

•	Our profitability could suffer if we are not able to maintain favorable utilization rates.

•	If our pricing structures do not accurately anticipate the cost and complexity of performing our work, then our contracts could be unprofitable.

•	Many of our contracts utilize performance pricing that links some of our fees to the attainment of various performance or business targets. This could increase the variability of our revenues and margins.

•	Our alliance relationships may not be successful.

•	Our global operations are subject to complex risks, some of which might be beyond our control.

•	Our profitability could suffer if we are not able to control our costs.

•	If we are unable to attract, retain and motivate employees or efficiently utilize their skills, we might not be able to compete effectively and will not be able to grow our business.

•	If we are unable to collect our receivables or amounts extended to our clients as financing, our results of operations could be adversely affected.

•	Tax legislation and negative publicity related to Bermuda companies could lead to an increase in our tax burden or affect our relationships with our clients.

•	Our services or solutions could infringe upon the intellectual property rights of others or we might lose our ability to utilize the intellectual property of others.

•	We have only a limited ability to protect our intellectual property rights, which are important to our success.

•	If we are unable to manage the organizational challenges associated with the size and expansion of our company, we might be unable to achieve our business objectives.

•	We might acquire other businesses or technologies, and there is a risk that we might not successfully integrate them with our business or might otherwise fail to achieve our strategic objectives.

For a more detailed discussion of these business-related risk factors, see the information under “Item 1A. — Risk Factors” in our Annual Report on Form 10-K for the year ended August 31, 2006, as such information may be amended or supplemented in subsequently filed Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to our operations, our results of operations and other matters that are based on our current expectations, estimates and projections. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. The reasons for these differences include changes in general economic and political conditions, including fluctuations in currency exchange rates, and the factors discussed above under the section entitled “Risk Factors.”

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of our Class A common shares pursuant to this prospectus, but we will acquire SCA Class I common shares in exchange for any of our Class A common shares that we may issue to a redeeming holder.

REDEMPTION OF SCA CLASS I COMMON SHARES

General

You may, subject to certain limitations and generally only after specified dates, require that Accenture SCA redeem all or a portion of your SCA Class I common shares that are not subject to restrictions on redemption. See “— Restrictions on Redemption” below. In that case, Accenture SCA is obligated, subject to the availability of distributable reserves, to redeem any such SCA Class I common shares at a redemption price per share generally equal to the average of the high and low sale prices of a Class A common share as reported on the New York Stock Exchange on the trading day on which Accenture SCA receives your irrevocable notice of redemption if received prior to close of trading for that day, or on the following trading day if Accenture SCA receives your irrevocable notice of redemption later than the close of trading on that day. Accenture SCA may, at its option, pay the redemption price with cash or by delivering our Class A common shares on a one-for-one basis, subject to adjustment.

The one-for-one exchange ratio will be adjusted for stock dividends and stock splits. The one-for-one redemption price and exchange ratio may also be adjusted if we hold more than a de minimis amount of assets (other than our interest in Accenture SCA and assets we hold only transiently prior to contributing them to Accenture SCA) or incur more than a de minimis amount of liabilities (other than liabilities for which Accenture SCA has a corresponding liability to us). We have been advised by our legal advisors in Luxembourg that there is no relevant legal precedent in Luxembourg qualifying or defining the term “de minimis.” In the event that a question arises in this regard, we expect that management will interpret “de minimis” in light of the facts and circumstances existing at the time in question. We do not intend to hold any material assets other than our interest in Accenture SCA or to incur any material liabilities such that this one-for-one redemption price and exchange ratio would require adjustment.

In connection with any redemption of your SCA Class I common shares, if you also hold our Class X common shares we may redeem a corresponding number of your Class X common shares at a per share cash purchase price equal to the par value of a Class X common share, being $0.0000225 per share.

If Accenture SCA elects to satisfy any redemption right exercised by you as a holder of SCA Class I common shares with our Class A common shares, the Class A common shares delivered to you will be validly issued, fully paid and non-assessable shares.

Restrictions on Redemption

Under Accenture SCA’s articles of association, Accenture SCA senior executives who continue to be employees of Accenture SCA are permitted to redeem a percentage of the SCA Class I common shares beneficially owned by them beginning on July 24, 2006 as follows:

Cumulative percentage of shares
permitted to be redeemed(1)	On or after

55%	July 24, 2006
65%	July 24, 2007
75%	July 24, 2008
100%	The later of (a) July 24, 2009 or (b) the end of employment with Accenture

(1)	Percentages include any SCA Class I common shares previously transferred, redeemed or repurchased.

Senior executives who have retired or subsequently retire from Accenture SCA at the age of 50 or above may redeem the SCA Class I common shares they own as follows:

Percentage of remaining
SCA Class I common shares
Age at retirement	that may be redeemed(1)

56 or older	100%
55	87.5%
54	75%
53	62.5%
52	50%
51	37.5%
50	25%

(1)	Percentages include any SCA Class I common shares previously transferred, redeemed or repurchased.

If a retiring senior executive owns any SCA Class I common shares for which restrictions on redemption are not released, those SCA Class I common shares will be eligible to be redeemed as if the retiring senior executive continued to be employed by Accenture SCA until July 24, 2009.

Senior executives who became disabled before our 2001 transition to a corporate structure were permitted to redeem all of their SCA Class I common shares commencing on July 24, 2005. Senior executives who became or become disabled following our 2001 transition to a corporate structure are subject to the general restrictions on redemption applicable to Accenture SCA employees or, if disabled after the age of 50, on redemptions applicable to retired senior executives.

All restrictions on redemption terminate upon a senior executive’s death.

We have the authority to waive the foregoing restrictions on redemption in particular situations or generally, and we expect that we will exercise that authority from time to time to provide adjustments to, or limited relief from, the existing share transfer restrictions for specified senior executives or groups of senior executives for specific reasons, including, without limitation, in connection with particular retirement, employment, retention or severance arrangements that we determine to be in the best interests of Accenture.

Restrictions on redemption applicable to transferees of SCA Class I common shares are set forth in the transfer restrictions agreements under the Family and Charitable Transfer Program.

In addition to the foregoing, we may refuse to honor requests for the redemption of SCA Class I common shares in certain additional situations, as follows:

•	if the redemption would be prohibited under applicable law or regulation (regardless of whether the redemption price is payable in our Class A common shares, cash or for other consideration);

•	from the date of the announcement of a tender offer by us or any of our affiliates for SCA Class I common shares, or any securities convertible into, or exchangeable or exercisable for, SCA Class I common shares, until the expiration of 10 United States business days after the termination of that tender offer (provided that, subject to any restrictions on transfer otherwise applicable to the SCA Class I common shares of a holder, no holder of SCA Class I common shares will be precluded from tendering SCA Class I common shares in that tender offer).

Current senior executives of Accenture should refer to Accenture’s Senior Executive Trading Policy, as amended from time to time, for additional restrictions on redemptions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
OF REDEEMING ACCENTURE SCA CLASS I COMMON SHARES

The following discussion summarizes the material U.S. federal income tax consequences that may be relevant to a “U.S. holder” who exercises such holder’s right to require the redemption of such holder’s SCA Class I common shares.

Except where noted, the following discussion deals only with SCA Class I common shares held as capital assets and does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders in light of their personal circumstances, or to U.S. holders subject to special treatment under the U.S. federal income tax laws, including insurance companies, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, estates, trusts, tax-exempt organizations, non-U.S. holders, S corporations, persons with a functional currency other than the U.S. dollar, U.S. expatriates, persons holding our shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons subject to the alternative minimum tax, and holders otherwise subject to special treatment under U.S. tax laws. This summary also does not address the tax consequences to shareholders, senior executives or beneficiaries of a holder of the SCA Class I common shares. Furthermore, this discussion does not address any state, local or foreign tax consequences, although certain Luxembourg tax consequences are discussed in the following section.

Because the specific U.S. federal income tax consequences to a holder exercising such holder’s redemption right will depend upon the specific circumstances of that holder, each holder considering exercising the redemption right is strongly urged to consult such holder’s own tax advisor regarding the specific U.S. federal, state, local and non-U.S. tax consequences to such holder of the exercise of the redemption right in light of such holder’s specific circumstances.

As used herein, a U.S. holder means a beneficial owner of SCA Class I common shares that is (a) a citizen or resident alien individual, as defined in Section 7701(b) of the Code, of the United States; (b) a corporation, partnership, limited liability company or other entity treated as a corporation or partnership for federal income tax purposes, created or organized in or under the laws of the United States or any state or the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise; (c) an estate, the income of which is subject to United States federal income taxation regardless of its source; or (d) in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons or the trust was in existence on August 20, 1996 and has made a valid election to be treated as a U.S. person. A “non-U.S. holder” is a beneficial holder of SCA Class I common shares that is not defined above as a “U.S. holder.”

Redemption of SCA Class I Common Shares

Except as provided in the following paragraph, the redemption of SCA Class I common shares by Accenture SCA will be a taxable event. A U.S. holder who chooses to have Accenture SCA redeem its SCA Class I common shares will recognize taxable gain only to the extent that the cash or fair market value of our Class A common shares exceeded the U.S. holder’s adjusted basis in all of such U.S. holder’s SCA Class I common shares immediately before the redemption. Any gain or loss resulting from such a disposition will be taxed as capital gain or loss and will be taxed as long-term capital gain if such U.S. holder held the SCA Class I common shares for more than one year. To the extent that less than all of the U.S. holder’s SCA Class I common shares have been redeemed, the U.S. holder would not be permitted to recognize any loss occurring on the transaction.

If the redemption of SCA Class I common shares by a U.S. holder for our Class A common shares (or cash) is deemed to be transferred by us, the disposition may be treated for U.S. federal income tax purposes as a sale of such SCA Class I common shares to us in a fully taxable transaction. In a taxable sale, a redeeming holder generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (including the relief of the holder’s share of any liabilities of Accenture SCA as determined for U.S. tax purposes) and the holder’s basis in the shares that are redeemed (which also would include the holder’s share of any liabilities of Accenture SCA as determined for U.S. tax purposes). The amount realized will equal the value of our Class A common shares or the cash deemed received from us in the redemption.

Redemption of Our Class X Common Shares

In connection with a redemption of SCA Class I common shares, we may redeem any of our Class X common shares held by the shareholders whose SCA Class I common shares were redeemed in a number corresponding to the number of SCA Class I common shares redeemed. The purchase price for our Class X common shares will be equal to the par value of the Class X common shares, being $0.0000225 per share.

In general, a U.S. holder of our Class X common shares will recognize capital gain or loss measured by the difference between the amount received by the holder of such Class X common shares upon the redemption and such holder’s adjusted tax basis in the Class X common shares (provided the Class X common shares are held as a capital asset).

Backup Withholding and Information Reporting

Any U.S. holders who redeem their SCA Class I common shares and at that time have not provided an accurate and complete Form W-9 or substitute form and that have not otherwise established an exemption may be subject to U.S. federal backup withholding of up to 28% of the gross proceeds (whether the proceeds are cash or our Class A common shares) otherwise payable pursuant to the redemption of the SCA Class I common shares or our Class X common shares. If you have been informed by the U.S. Internal Revenue Service that you are subject to backup withholding or in certain other circumstances you fail to comply with certification requirements, you may be subject to U.S. federal backup withholding even if you have completed and returned the appropriate form. In addition, you may be subject to backup withholding if the U.S. Internal Revenue Service has notified the payor that the taxpayer identification number provided by you is incorrect. Some holders, including corporations, may be exempt from backup withholding. You should consult with your tax advisor regarding your qualification for exemption from backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the U.S. Internal Revenue Service.

The payor of the redemption proceeds will be required to furnish annually to the U.S. Internal Revenue Service and to the payee of the redemption proceeds information relating to the proceeds of the redemption. Some holders, including corporations, financial institutions and certain tax-exempt organizations, are generally not subject to information reporting.

MATERIAL LUXEMBOURG TAX CONSEQUENCES OF REDEEMING
ACCENTURE SCA CLASS I COMMON SHARES

The following summary describes the material Luxembourg tax consequences of the redemption of SCA Class I common shares to U.S. holders (who are not resident in Luxembourg or otherwise subject to income taxation in Luxembourg). Because the specific Luxembourg tax consequences to a U.S. holder exercising such holder’s redemption right will depend upon the specific circumstances of that holder, each U.S. holder considering exercising the redemption right is strongly urged to consult such holder’s own tax advisor regarding the specific Luxembourg tax consequences to such holder of the exercise of the redemption right in light of such holder’s specific circumstances.

Any gain realized by holders upon the redemption of SCA Class I common shares will not be subject to Luxembourg income tax. Luxembourg capital gain taxation would only occur for a non-Luxembourg holder where the following conditions are met:

either:

•	the holder has held, alone or together with his or her spouse and minor children, at any time during the last five years, at least 10% of Accenture SCA’s shares; and

•	the redeemed SCA Class I common shares have been held less than six months;

or:

•	the holder has held, alone or together with his or her spouse and minor children, at any time during the last five years, at least 10% of Accenture SCA’s shares; and

•	the holder has been a Luxembourg tax resident for more than 15 years and became a non-Luxembourg tax resident less than five years prior to the disposition of the SCA Class I common shares.

Even if the conditions of one of the above cases are met, the Luxembourg taxation may be overridden by an income tax treaty signed between Luxembourg and the shareholder’s country of residence which denies Luxembourg the right to tax this capital gain.

DESCRIPTION OF OUR SHARE CAPITAL

The following summary is a description of the material terms of our share capital. We encourage you to read our memorandum of continuance and bye-laws which have been filed with the SEC.

General

Our authorized share capital is $517,500 comprising:

•	20,000,000,000 Class A common shares, par value $0.0000225 per share;

•	1,000,000,000 Class X common shares, par value $0.0000225 per share; and

•	2,000,000,000 undesignated shares, par value $0.0000225 per share.

Common Shares

Voting

Holders of our Class A common shares and Class X common shares are entitled to one vote per share held of record on all matters submitted to a vote of shareholders at which they are present, in person or by proxy, except that for those matters for which a class vote is also required, the members of the relevant class only have one vote per share in relation to such class vote.

Under Bermuda law, except as otherwise provided in the Companies Act or our bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present in person or by proxy at the meeting. Our bye-laws provide that, subject to the provisions of the Companies Act, any question proposed for the consideration of the shareholders will generally be decided by a simple majority of the votes cast, except in the case of amendments to the provisions of our bye-laws relating to amalgamations, discontinuance, any sale, lease or exchange by us of all or substantially all of our property or assets and the appointment and removal of directors, where approval of the amendment by the board and shareholders holding not less than 80% of our issued and outstanding voting shares is required.

Mandatory Redemption

We may, at our option, redeem at any time any Class X common share for a redemption price equal to the par value of the Class X common share. We have agreed with each senior executive who holds Class X common shares, however, not to redeem any Class X common share of a holder if such redemption would reduce the number of Class X common shares held by such holder to a number that is less than the number of SCA Class I common shares or Accenture Canada Holdings Inc. exchangeable shares held by that holder, as the case may be.

Dividends

Each of our Class A common shares is entitled to a pro rata part of any dividend at the times and in the amounts, if any, that our board of directors from time to time determines to declare, subject to any preferred dividend rights of any preferred shares. Our Class X common shares are not entitled to dividends.

Liquidation Rights

Each of our Class A common shares is entitled on a winding-up of Accenture Ltd to be paid a pro rata part of the value of our assets remaining after payment of our liabilities, subject to any preferred rights on liquidation of any preferred shares. Our Class X common shares are not entitled to be paid any amount upon a winding-up of Accenture Ltd.

No Pre-emptive Rights

Holders of our Class A common shares and our Class X common shares do not have pre-emptive rights.

Other Rights

Class X common shares are not entitled to any dividend or liquidation rights or, except as described herein, any other rights.

Transfer

Under our bye-laws, our Class A common shares that were not issued to our senior executives as part of our transition to a corporate structure are freely transferable by their holders. Our Class X common shares are transferable by their holders only with our consent.

Undesignated Shares

We have created 2,000,000,000 authorized undesignated shares, which are available for designation and issuance as preferred shares, par value $0.0000225 per share, the rights and preferences of which are currently undesignated. Our board of directors has the authority to issue the undesignated shares in one or more series and to fix the rights, preferences, privileges and restrictions attaching to those shares, including dividend rights, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the number of shares constituting any series and the designation of any series, without further vote or action by our shareholders.

Any series of preferred shares could, as determined by our board of directors at the time of issuance, rank senior to our common shares with respect to dividends, voting rights, redemption and/or liquidation rights. These preferred shares are of the type commonly known as “blank-check” preferred stock.

As of the date of this prospectus, we have no plans to issue any preferred shares.

Transfer Agent and Registrar

National City Bank serves as transfer agent and branch registrar for our Class A common shares in the United States. Reid Management Limited serves as transfer agent and principal registrar for our Class A common shares in Bermuda.

RIGHTS OF HOLDERS OF ACCENTURE LTD CLASS A COMMON SHARES COMPARED TO RIGHTS OF HOLDERS OF ACCENTURE LTD CLASS X COMMON SHARES AND ACCENTURE SCA CLASS I COMMON SHARES

Accenture SCA is a Luxembourg partnership limited by shares. The rights of its shareholders are governed by Luxembourg law and Accenture SCA’s articles of association. We are an exempted company incorporated under the Companies Act. The rights of our shareholders are governed by Bermuda law and our memorandum of continuance and bye-laws. The Companies Act differs in some material respects from laws generally applicable to United States corporations and their shareholders. Certain of the provisions of our bye-laws and Bermuda law described below may make it relatively more difficult for our shareholders to protect their interests or initiate or undertake any change of control of us.

The following comparison summarizes the material differences under applicable law and relevant charter documents between the rights of holders of our Class A common shares and your rights as holders of SCA Class I common shares and our Class X common shares if you hold such Class X common shares, but is not intended to describe all of the differences. The comparison is intended to assist you, as holders of SCA Class I common shares and our Class X common shares, if applicable, in understanding how your investment will be changed if you receive our Class A common shares upon redemption of your SCA Class I common shares. When reading this comparison, you should refer to our memorandum of continuance and bye-laws and the articles of association of Accenture SCA for complete information.

Accenture Ltd	Accenture SCA

Authorized Share Capital
Our authorized share capital is set out above under “—   Description of Our Share Capital.”

Our board of directors has authority to issue authorized but unissued Class A common shares, Class X common shares or undesignated shares. The undesignated shares may be designated and issued as preferred shares, without further vote or action by our shareholders up to the maximum number authorized.
The authorized share capital of Accenture SCA is currently set at 50,000,000,000 euros consisting of:
10,000,000,000 Class I common shares,
20,000,000,000 Class II common shares,
9,782,549,738 Class III common shares,
5,000,000 Class III-A common shares,
5,000,000 Class III-B common shares,
10,000,000 Class III-C common shares,
10,000,000 Class III-D common shares,
15,000,000 Class III-E common shares,
15,000,000 Class III-F common shares,
20,000,000 Class III-G common shares,
25,000,000 Class III-H common shares,
5,000,000 Class III-I common shares,
5,000,000 Class III-J common shares,
16,050,000 Class III-K common shares,
5,025,720 Class III-L common shares,
68,626,707 Class III-M common shares and
12,747,835 Class III-N common shares, each with a par value of one euro and twenty-five cents.

Under Luxembourg law, the authorized share capital of Accenture SCA is automatically reduced to the amount represented by the issued and outstanding shares, unless the shareholders renew the authorized share capital at least every five years. The shareholders of Accenture SCA last renewed the authorized share capital at the extraordinary shareholders’ meeting held on June 28, 2005.

Accenture Ltd	Accenture SCA

Accordingly, the authorized share capital of Accenture SCA will automatically be reduced to the amount represented by the issued and outstanding shares on June 28, 2010, being the fifth anniversary of the shareholders’ meeting referred to above, unless the authorized share capital of Accenture SCA is extended at or before that date.

As the general partner of Accenture SCA, we are authorized, without further shareholder action, to issue additional Accenture SCA shares up to the maximum number authorized, given that the authorized capital includes the issued and outstanding capital of Accenture SCA.

Class II common shares and Class III common shares (including lettered sub-series of that class) may not be held by any person other than us and our subsidiaries. At May 11, 2007, we owned approximately 83% of the outstanding Accenture SCA shares in terms of voting interests.

Voting Rights

Holders of our Class A common shares and Class X common shares are entitled to one vote per share and vote together as a single class on all matters submitted to a vote of shareholders, except for those matters for which a class vote is required, where a separate vote of the members of the affected class only is required.

Under Bermuda law, except as otherwise provided in the Companies Act or our bye-laws, questions brought before a general meeting of shareholders are decided by a simple majority vote of shareholders present in person or by proxy at the meeting.

Our bye-laws provide that, subject to the provisions of the Companies Act, any question proposed for the consideration of the shareholders will generally be decided by a simple majority of the votes cast, except in the case of amendments to the provisions of our bye-laws relating to amalgamations, discontinuance, any sale, lease or exchange by us of all or substantially all of our property or assets and the appointment and removal of directors, where approval of the amendment by the board and shareholders holding not less than 80% of our issued and outstanding voting shares is required.

Holders of SCA Class I common shares are entitled to one vote for each share held and vote together with holders of Class II and Class III common shares (including any letter sub-series thereof) on all matters submitted to a vote of shareholders, except for those matters for which a class vote is required. In respect of class votes, special quorum (if any) and majority requirements apply in addition to the quorum (if any) and majority requirements applicable to the general vote.

Matters adversely affecting the rights of the holders of a specific share class only require a quorum, if and when required by Accenture SCA’s articles of association or as a matter of Luxembourg law (subject to the holding of a second shareholders’ meeting not requiring a quorum as described below), of half of the class’ issued and outstanding shares and a two-thirds majority vote of the shares of that share class.

Under Luxembourg law, shareholder action can generally be taken by a simple majority of shares present or represented, without regard to any minimum quorum requirements. The following matters, however, require a quorum of half of Accenture SCA’s issued and outstanding shares (such quorum is not required in the context of a second shareholder meeting which is convened after a quorum could not be reached at a first meeting) and the approval of two-thirds of those shares, voting as a single class, represented and voting

Accenture Ltd	Accenture SCA

at the meeting:
• an amendment of Accenture SCA’s articles of association;
• a dissolution and liquidation (special majority requirements may apply if a company’s share capital will be lost to an extent of 75% or more) of Accenture SCA;

   •   the setting of the authorized share capital and the authorization given to Accenture Ltd, as Accenture SCA’s general partner, to increase Accenture SCA’s share capital within the limits of the authorization;

• a decrease of Accenture SCA’s share capital; and
• the sale of all or substantially all of Accenture SCA’s assets.
The following matters require a unanimous resolution of all the shareholders of Accenture SCA:

• the redomestication of Accenture SCA (i.e., its migration) by the change of the nationality of Accenture SCA; and
• the assessment of the shareholders, which means the imposition of an obligation on the shareholders to pay to Accenture SCA more than their original investment.
As the general partner of Accenture SCA, our approval is also required for all matters subject to a vote of the shareholders.

Holders of SCA Class I common shares generally also hold an equivalent number of our Class X common shares entitling them to vote, along with holders of our Class A common shares, on matters submitted to a vote of our common shareholders. A corresponding number of your Accenture Ltd Class X common shares may be repurchased at par value upon any redemption of your SCA Class I common shares. See ‘‘Redemption of SCA Class I Common Shares” for additional information.

Dividend Rights

Under Bermuda law, we may pay dividends that are declared from time to time by our board of directors unless there are reasonable grounds for believing that we are or would, after payment, be unable to pay our liabilities as they become due or that the realizable value of our assets would as a result be less than the aggregate of our liabilities and issued share capital and share premium accounts.	As the general partner of Accenture SCA, we propose how the annual net profits of Accenture SCA are disposed of, and have the authority to decide to pay interim dividends. The approval of Accenture SCA’s shareholders at the annual general meeting is required to pay dividends as well as for the profit allocation proposed by us.

Accenture Ltd	Accenture SCA

Each Class A common share is entitled to a pro rata part of any dividend at the times and in the amounts, if any, which our board of directors from time to time determines to declare, subject to any preferred dividend rights of any preferred shares. Class X common shares are not entitled to dividends.

Accenture SCA is required under Luxembourg law to transfer 5% of its annual net profits to a non-distributable legal reserve until the reserve amounts to 10% of Accenture SCA’s issued share capital.

Holders of Accenture SCA’s Class II or Class III common shares are not eligible to receive cash dividends. If a cash dividend is paid on SCA Class I common shares, holders of Accenture SCA’s Class II or Class III common shares (including any letter sub-series thereof) will be entitled to receive a number of newly issued Class II or Class III common shares (respectively) having an aggregate value equal to the amount of any cash dividends that the holders of those Class II or Class III common shares would have received if they had ratably participated (in the case of Class II common shares on a 10% participating basis) in the cash dividends paid to the holders of the SCA Class I common shares.

Pre-emptive Rights

Holders of our Class A common shares and our Class X common shares do not have pre-emptive rights.	Under Luxembourg law, Accenture SCA shareholders generally have pre-emptive rights to subscribe for any new shares issued by Accenture SCA for cash consideration. However, as Accenture SCA’s general partner, we are authorized, in the context of the authorized share capital in our discretion, to waive or limit any such preferential rights. We currently have the authority to waive entirely or partially or to limit, or to set conditions in respect of, any preferential subscription rights of the existing shareholders and to determine the amount of issue premium (if any) which will have to be paid by the subscriber(s) in the context of any capital increase. That authority will expire in 2010. Please see “Authorized Share Capital” above, for additional information.

Redemption of Shares

Our Class A common shares are not redeemable, although Class A common shares could be repurchased by agreement between us and the relevant Class A common shareholder. We may, at our option, redeem at any time any of our Class X common shares for a redemption price equal to the par value of our Class X common shares. We have agreed with each senior executive who holds our Class X common shares, however, not to redeem any such Class X common shares held by that senior executive if the redemption would reduce the number of the Class X common shares held by that senior executive to a number that is less than the number of SCA Class I common shares	Subject to restrictions on redemption contained in Accenture SCA’s articles of association and any contractual restrictions on redemption applicable to a holder, SCA Class I common shares are, subject to the accomplishment of certain formalities, redeemable at the option of the holder by the giving of irrevocable notice of an election for redemption to Accenture SCA. The redemption price is payable in cash or, at the election of Accenture SCA, in our Class A common shares. See “Redemption of SCA Class I Common Shares — Restrictions on Redemption” for additional information.

Accenture SCA is authorized to redeem its Class II or

Accenture Ltd	Accenture SCA

or Accenture Canada Holdings Inc. exchangeable shares held by that senior executive, as applicable.	Class III common shares (including any letter sub-series thereof) at our request. The redemption price for any Accenture SCA Class II or Class III common shares will, subject to the equality of shareholder treatment, be agreed between Accenture SCA and the holder of the shares. The redemption price for Accenture SCA Class II common shares will equal 10% of the price agreed with respect to an Accenture SCA Class III common share or Accenture SCA Class III letter common share. If the redemption of the Accenture SCA Class II or Class III common shares (including any letter sub-series thereof) is done in the context of or is accompanied by a share capital reduction of Accenture SCA or cancellation of shares, the redemption of these shares must, in addition, be approved by a resolution at a meeting of shareholders passed by a two-thirds majority of those present and voting, including the consent of Accenture Ltd, as Accenture SCA’s general partner.

Share Conversions

Our Class A common shares and our Class X common shares are not convertible.	All SCA Class I common shares that are sold or otherwise transferred to us or our subsidiaries will be automatically reclassified into Accenture SCA Class III common shares.

Accenture SCA Class II common shares are convertible into Class III common shares and vice versa on a ratio of ten Class II common shares to one Class III common share. Such a conversion may be effected by a resolution of an extraordinary meeting of shareholders adopted by the same vote of shareholders required for amendments to Accenture SCA’s articles of association.

Management

Our board of directors manages our business and affairs.	We manage Accenture SCA, as its general partner. Accenture SCA also has a supervisory board, which audits and oversees the books and records of Accenture SCA on behalf of Accenture SCA’s shareholders and is consulted by us if either we are required to do so under the Accenture SCA’s articles of association, or from time to time on such matters as we may determine.

Fiduciary Duties of Directors/ General Partner and Members of Supervisory Board

Under Bermuda law, our directors owe their fiduciary duty principally to Accenture rather than to our shareholders.	Under Luxembourg law, the general partner if acting in such capacity is an agent of Accenture SCA and as an agent owes fiduciary duties principally to Accenture SCA. Likewise, the members of the supervisory board
Our bye-laws provide that a director, in taking action, including an action that may involve or relate to a

Accenture Ltd	Accenture SCA

change in control or potential change of control of us, may, but is not required to, consider, among other things, the effects that the action may have on other interests or persons, including our senior executives, retired senior executives and employees and the communities in which we do business, as long as the director acts honestly and in good faith with a view to our best interests.
are agents acting for Accenture SCA and owe fiduciary duties principally to Accenture SCA.

Our board of directors has adopted a resolution providing that our directors and officers will occupy a fiduciary relationship with us and our shareholders and these directors and officers, in performing their duties, will act in good faith in a manner that a director or officer believes to be in our best interests and in the best interests of our shareholders, as that standard of care is interpreted by the courts.

Management Liability and Indemnification

If a director or officer of a Bermuda company is found to have breached his or her fiduciary duties to that company, he or she may be held personally liable to the company in respect of that breach of duty. A director may be liable jointly and severally with others if it is shown that the director knowingly engaged in fraud or dishonesty.

Our bye-laws contain provisions which release the directors and officers from liability provided that they have acted honestly and in good faith in the interests of the company; and indemnify them against all liabilities, losses, damages or expenses in respect of any negligence, default or breach of duty. In addition, no director or officer is liable for the acts, receipts, neglects or defaults of any other director or officer. The exemption from liability and indemnity provisions apply to the fullest extent permitted by law and so does not extend to fraud or dishonesty on the part of the directors and officers.

As the general partner of Accenture SCA, we are liable for all of Accenture SCA’s liabilities that cannot be satisfied out of its assets.

Further, under Accenture SCA’s articles of association, no member of the Accenture SCA supervisory board is liable in respect of any negligence, default or breach of duty other than willfull misconduct, fraud, dishonesty, or gross negligence. In addition, each member of the supervisory board is indemnified out of the funds of Accenture SCA against all liabilities, losses, damages or expenses arising out of the actual or purported execution or discharge of his or her duties or the exercise of his or her powers or otherwise in relation to or in connection with his or her duties, powers or office; provided that this exemption from liability and indemnity shall not extend to any matter which would render them void pursuant to Luxembourg law.

Under Luxembourg law, the imposition of civil liability on us for deficiencies in the performance of our duties as general partner of Accenture SCA, or on the Accenture SCA supervisory board to Accenture SCA, its shareholders and to third parties for deficiencies in its performance of its role as supervisor of Accenture SCA’s accounts and other duties as described in Accenture SCA’s articles, could be considered to be a matter of public policy. It is possible that Luxembourg courts would declare void an explicit or even implicit contractual limitation on our liability or the liability of the Accenture SCA supervisory board to Accenture SCA. However, Accenture SCA may, subject to the fulfillment of certain conditions, validly indemnify the

Accenture Ltd	Accenture SCA

Accenture SCA supervisory board against the consequences of liability actions brought by third parties, including shareholders, if such shareholders have suffered a damage which is independent of and distinct from the damage caused to Accenture SCA.

Classification of Board; Number of Directors; Election of Directors; Filling of Vacancies; Removal of Directors/Supervisory Board and General Partner

Our bye-laws divide our board of directors into 3 classes, with members of each class being elected to three-year terms.	The supervisory board is composed of at least three members. The supervisory board is elected by a simple majority vote of a meeting of shareholders for a maximum term of six years, which is renewable.

Our board of directors determines the number of directors within the range of 8 to 15.

The election of our directors is determined by a majority of the votes cast at the general meeting at which the relevant directors are elected. Our shareholders do not have cumulative voting rights. Accordingly, the holders of a majority of the voting rights attaching to our common shares will, as a practical matter, be entitled to control the election of all directors.

Our board of directors has adopted guidelines providing that, except for our chief executive officer and up to two additional inside directors designated by our chief executive officer, our directors will not be allowed to serve more than three consecutive terms.

Vacancies in the supervisory board are filled by way of a simple majority vote of a meeting of shareholders of Accenture SCA. Luxembourg law and Accenture SCA’s articles of association are silent in respect of the nomination process.

The shareholders have the ability to remove the general partner in accordance with the formal requirements applicable in respect of amendments of Accenture SCA’s articles of association. The removal, in principle, would require the consent of the general partner.

Our board of directors may fill a vacancy resulting from the resignation or termination of office of any director until the next annual general meeting.

A director is required to vacate office if he or she resigns, is not re-elected when his or her term of office expires or ceases to be a director by reason of law. Additionally, a director may be removed by a two-thirds majority vote of certain employee shareholders where such employee shareholders hold more than 50% of all votes capable of being cast or, where such requirement is not fulfilled, by a vote of 75% of the other directors.

Director Nominations by Shareholders

Our bye-laws require advance notice for shareholders to nominate a director at an annual general meeting of shareholders. Under our bye-laws, a shareholder must deliver to our secretary a notice executed by a shareholder (not being the person to be proposed) not less than 120 nor more than 150 days before the date of our proxy statement released to shareholders in connection with the prior year’s annual general	Luxembourg law and Accenture SCA’s articles of association are silent in respect of the specific procedures for nominating supervisory board members. As a general matter of Luxembourg law it is possible for a shareholder or a shareholder group representing at least 10% of a company’s outstanding share capital to request that an agenda item or matter be put to a resolution of the shareholders. In such case, the

Accenture Ltd	Accenture SCA

meeting. The notice must contain (a) the name, age, business address and residence address of the person proposed to be nominated for election as a director (b) the principal occupation or employment of such person, (c) the class, series and number of our shares which are beneficially owned by such person, (d) information which would, if he or she were so appointed, be required to be included in the company’s register of directors and officers and (e) all other information relating to such person that is required to be disclosed in solicitations for proxies for the election of directors pursuant to the SEC’s proxy rules, together with notice executed by such person of his or her willingness to serve as a director if so elected. Shareholders are not entitled to nominate persons for election as directors at any special general meeting of shareholders.	general partner has the obligation to convene a shareholder meeting.

New Business Proposals by Shareholders

Bermuda law provides that only shareholders who collectively hold at least 5% of the total voting rights of our aggregate outstanding Class A common shares and our Class X common shares, or any group comprised of at least 100 or more registered shareholders, may require a proposal to be submitted to an annual general meeting of shareholders.
Only matters submitted with our consent, as the general partner of Accenture SCA, may be voted on at any meeting of Accenture SCA shareholders.

As a general matter of Luxembourg law it is possible for a shareholder or a shareholder group representing at least 10% of a company’s outstanding share capital to request that an agenda item or matter be put to a resolution of the shareholders. In such case, the general partner has the obligation to convene a shareholder meeting.

Calling of Special General Meetings of Shareholders

Bermuda law provides that a special general meeting may be called by our board of directors and must be called upon the request of shareholders holding not less than 10% of the aggregate outstanding Class A common shares and Class X common shares.	Luxembourg law provides that the general partner may call extraordinary meetings of shareholders. It is also generally held that the supervisory board may convene general meetings. In addition, special general meetings can be called upon the request of a shareholder or shareholder group holding at least 10% of the outstanding share capital of a company.

Shareholder Action by Written Consent

Except in the case of the removal of auditors or directors, anything which may be done by resolution at a general meeting of all or any class of shareholders, may, without a meeting, be done by a resolution signed by all of the shareholders or class of shareholders who at the date of the resolution in writing would be entitled to attend a meeting and vote on the resolution.	Shareholders may not act by written consent under Luxembourg law.

Accenture Ltd	Accenture SCA

Amendment of Governing Documents

Bermuda law provides that the memorandum of association or continuance of a company may be amended by a resolution of shareholders. An amendment to the memorandum of association or continuance to include certain restricted business activities also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

Under Bermuda law, the holders of an aggregate of no less than 20% in par value of our issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the memorandum of association or continuance adopted by shareholders at any general meeting, other than an amendment that alters or reduces share capital. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the memorandum of association or continuance must be made within 21 days after the date on which the resolution altering the company’s memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favor of the amendment.
Amendments to Accenture SCA’s articles of association generally must be approved by us, as Accenture SCA’s general partner, and by a two-thirds majority (including shares held by us as the General Partner) vote of shareholders, at a meeting at which a quorum of half of Accenture SCA’s issued and outstanding shares are present. If the amendment adversely affects the rights of the holders of a specific share class, a quorum of half of the issued and outstanding shares of the relevant share class would be required at the occasion of a first shareholder meeting with no quorum requirement existing in case of a second shareholder meeting and a two-thirds majority vote of the shares of that share class, in addition to our approval as general partner, would be required.

Amendments to our bye-laws must be approved by our board of directors and by shareholders by a resolution passed by the holders of a majority of the votes cast, except for amendments to the provisions of our bye-laws relating to amalgamations, discontinuance, any sale, lease or exchange by us of all or substantially all of our property or assets and the appointment and removal of directors which must be approved by our board of directors and by shareholders holding not less than 80% of our issued and outstanding voting shares.

Amalgamation, Discontinuance and Sale of All or Substantially All of Our Assets or the Assets of Accenture SCA

Any amalgamation of us and another company, discontinuance out of Bermuda or sale, lease or exchange by us of all or substantially all of our properties or assets, including our goodwill and corporate franchises, requires the approval of (a) our board of directors by a majority of the directors then in office and (b) a majority of votes cast by our shareholders, in addition to any other sanction in the	Any amalgamation, dissolution and liquidation of Accenture SCA, or the sale of all or substantially all of its assets, requires our approval, as the general partner of Accenture SCA, and the approval of two-thirds of the outstanding Accenture SCA shares represented and voting at a meeting where a quorum is present.

Accenture Ltd	Accenture SCA

case of an amalgamation required by the Companies Act in respect of any variation of the rights of any class of shareholders.

Rights on Liquidation

If we were to liquidate, each of our Class A common shares would be entitled to be paid a pro rata part of the value of our assets remaining after payment of our liabilities, subject to any preferred rights on liquidation of any preferred shares. Our Class X common shares would not be entitled to be paid any amount upon our liquidation.	Upon any liquidation of Accenture SCA, each holder of Accenture SCA shares would be entitled, to the extent of the availability of funds or assets in sufficient amount, to the repayment of the nominal share capital amount corresponding to the holder’s share holdings. The liquidation proceeds, if any, including the return of nominal share capital, would be paid so that each holder of Accenture SCA Class II common shares received a liquidation payment equal to 10% of any liquidation payment received by a holder of SCA Class I common shares or Accenture SCA Class III common shares or Class III letter common shares.

Access to Books and Records

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include our memorandum of continuance, and any alteration thereto. The shareholders have the additional right to inspect our bye-laws, minutes of general meetings and our audited financial statements. Our register of shareholders is also open to inspection by shareholders and by members of the general public without charge. We are required to maintain our share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain our principal share register in Hamilton, Bermuda and a branch register in the United States. We are required to keep at our registered office a register of our directors and officers which is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.
The public has the right to inspect the public documents of a company available at the office of the Trade and Companies Register in Luxembourg. Certain publications of, amongst others, articles of association and amendments thereto are in addition published in the Official Gazette in Luxembourg. Fifteen days prior to the annual general meeting of shareholders, the shareholders have the right to inspect at Accenture SCA’s registered office certain documents such as the balance sheet, the profit and loss statement, and any reports of the general partner, the supervisory board or the auditor.

Our board of directors has adopted a resolution providing that our shareholders have the right to inspect, at a principal place of business in the United States, copies of certain of our books and records, including shareholder names, addresses, and shareholdings in accordance with the terms set forth in the Model Business Corporation Act, as that act may be amended from time to time. If the Model Business Corporation Act does not provide access to the

Accenture Ltd	Accenture SCA

shareholder names, addresses, and shareholdings, these books and records will be made available for inspection by our shareholders for purposes properly related to their status as shareholders.

Appraisal Rights

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder who is not satisfied that fair value has been paid for his or her shares in the Bermuda company may apply to the Bermuda Court to appraise the fair value of his or her shares. Within one month of such appraisal, the company is entitled to pay the appraised fair value or decide not to proceed with the amalgamation. If the amalgamation has already become effective prior to such appraisal, the company is bound to pay the appraised fair value to the shareholder.	Shareholders of Accenture SCA have in principle no appraisal rights under Luxembourg law. However, in exceptional circumstances, the court may, among other remedies, appoint ad hoc auditors to examine the books and accounts of a company, to investigate specific matters and to prepare a report.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in violation of the company’s memorandum of association or continuance or bye-laws. Furthermore, consideration would be given by the Bermuda Court to enable a derivative action by shareholders in respect of acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
Under Luxembourg law a company may institute a suit against its directors in respect of a loss suffered by the company upon a shareholder resolution being taken to that effect. Shareholders may as a rule not institute individual proceedings against a director unless the shareholders have suffered a loss which is distinct and separate from the loss suffered by the company.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company’s conduct of affairs in the future or compelling the purchase of the shares of any shareholder, by other shareholders or by the company.

Our board of directors has adopted resolutions providing, among other things, that (a) our shareholders may bring derivative proceedings on behalf of us, if those derivative proceedings are brought on a basis and under the terms set forth in the Model Business Corporation Act as it is interpreted by, or required by, the courts; (b) we will consent to the jurisdiction, for any otherwise available cause of action by or on behalf

Accenture Ltd	Accenture SCA

of our shareholders, of all Delaware state courts and U.S. federal courts in Delaware; and (c) our directors and officers will occupy a fiduciary relationship with us and our shareholders and these directors and officers, in performing their duties, will act in good faith in a manner that a director or officer believes to be in our best interest and in the best interest of our shareholders, as that standard of care is interpreted by the courts. Notwithstanding the passing of these resolutions, all substantive and procedural requirements of Bermuda law would have to be satisfied for any such derivative proceedings to be brought in Bermuda, and there can be no assurance that Bermuda courts or courts in other jurisdictions would enforce court judgments obtained in the United States against us in Bermuda or in other countries where we have assets.

PLAN OF DISTRIBUTION

This prospectus relates to the possible issuance from time to time of up to 203,349,557 of our Class A common shares to holders of up to an equal number of SCA Class I common shares if, and to the extent that, such holders tender their SCA Class I common shares for redemption and Accenture SCA elects to exchange those holders’ SCA Class I common shares for our Class A common shares. We will not receive any cash proceeds from the issuance of the Class A common shares to the holders of SCA Class I common shares tendered for redemption pursuant to this prospectus, but we will acquire the SCA Class I common shares from the redeeming holders in exchange for any of our Class A common shares we may issue pursuant to this prospectus.

LEGAL MATTERS

Wakefield Quin will pass upon the validity of the Class A common shares offered by this prospectus.

EXPERTS

The consolidated financial statements as of August 31, 2006 and 2005 and for each of the years in the three-year period ended August 31, 2006 and management’s assessment of the effectiveness of internal control over financial reporting as of August 31, 2006 have been incorporated by reference herein in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting. The audit report covering the August 31, 2006 consolidated financial statements refers to a change in the method of accounting for share-based compensation awards.

WHERE TO FIND ADDITIONAL INFORMATION

This prospectus does not contain all of the information included in the registration statement on Form S-3 of which this prospectus is a part. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If SEC rules and regulations require that such agreement or document be filed as an exhibit to the registration statement, please see such agreement or document for a complete description of these matters. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

We file annual, quarterly and current reports and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following location:

Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549

You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, including Accenture Ltd, who file electronically with the SEC. The address of that site is http://www.sec.gov. In addition, we make available free of charge on the Investor Relations section of our website at www.accenture.com our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC. Reports, proxy statements and other information concerning Accenture Ltd may also be inspected at the offices of the New York Stock Exchange, which are located at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, which we have previously filed with the SEC and are considered a part of this prospectus, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering. These filings contain important information about us.

File Number (001-16565)	Filing Date

Annual Report on Form 10-K for the fiscal year ended August 31, 2006	Filed on October 18, 2006

Quarterly Reports on Form 10-Q for the quarterly periods ended November 30, 2006 and February 28, 2007	Filed on December 22, 2006 and March 29, 2007, respectively.

Current Reports on Form 8-K, dated August 31, 2006, September 11, 2006, September 28, 2006 (Item 8.01 only), October 11, 2006, November 15, 2006, February 7, 2007, March 8, 2007 and April 9, 2007	Filed on September 5, 2006, September 11, 2006, September 28, 2006, October 13, 2006, November 15, 2006, February 12, 2007, March 8, 2007 and April 9, 2007, respectively.

The description of our Class A common shares contained in the Registration Statement on Form 8-A, dated June 25, 2001, filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934	Filed on June 25, 2001.

You can obtain copies of any of the documents incorporated by reference in this document from us or through the SEC or the SEC’s web site described above. Documents incorporated by reference are available from us, without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus. You may obtain documents incorporated by reference in this document by writing us at the following address or calling us at the telephone number listed below:

Investor Relations
1345 Avenue of the Americas
New York, NY 10105
Telephone: +1 (877) ACN-5659 in the United States and Puerto Rico
+1 (703) 797-1711 outside the United States and Puerto Rico

203,349,557 Shares

ACCENTURE LTD

Class A Common Shares

PROSPECTUS

May 15, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with the sale and distribution of the securities being registered. All amounts except the SEC registration fee are estimated.

SEC Registration Fee	$320,905	(1)
Accounting Fees and Expenses	15,000
Legal Fees and Expenses	50,000
Printing Expenses	35,000
Miscellaneous	10,000

Total	$430,905

(1)	Of this amount, $318,663 was previously paid and is carried over from Registration Statement No. 333-127248.

Item 15.	Indemnification of Directors and Officers

The bye-laws of Accenture Ltd provide for indemnification of our officers and directors against all liabilities, loss, damage or expense incurred or suffered by such party as an officer or director of Accenture Ltd; provided that such indemnification shall not extend to any matter which would render it void pursuant to the Companies Act 1981 of Bermuda (the “Companies Act”).

The Companies Act provides that a Bermuda company may indemnify its directors and officers in respect of any loss arising or liability attaching to them as a result of any negligence, default or breach of trust of which they may be guilty in relation to the company in question. However, the Companies Act also provides that any provision, whether contained in the company’s bye-laws or in a contract or arrangement between the company and the director or officer, indemnifying a director or officer against any liability which would attach to him or her in respect of his or her fraud or dishonesty shall be void.

Our directors and officers are covered by directors’ and officers’ insurance policies maintained by us.

Item 16.	Exhibits

The Exhibit Index filed herewith and appearing immediately before the exhibits hereto is incorporated by reference.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) shall not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x), for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date it is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or the prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer to sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on May 15, 2007.

Accenture Ltd

By:	/s/ Douglas G. Scrivner
Name: Douglas G. Scrivner
Title:   General Counsel and Secretary

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William D. Green, Pamela J. Craig and Douglas G. Scrivner and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her in his or her name, place and stead, in any and all capacity, in connection with this Registration Statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the Registrant (1) any and all amendments or supplements (including any and all stickers and post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (2) any and all additional registration statements, and any and all amendments thereto, relating to the same offering of securities as those that are covered by this Registration Statement that are filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and things requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William D. Green William D. Green	Chairman of the Board and Chief Executive Officer (principal executive officer)	May 15, 2007

/s/ Pamela J. Craig Pamela J. Craig	Chief Financial Officer (principal financial officer)	May 15, 2007

/s/ Anthony G. Coughlan Anthony G. Coughlan	Principal Accounting Officer and Controller (principal accounting officer)	May 15, 2007

/s/ Dina Dublon Dina Dublon	Director	May 15, 2007

Signature	Title	Date

/s/ Dennis F. Hightower Dennis F. Hightower	Director	May 15, 2007

/s/ Nobuyuki Idei Nobuyuki Idei	Director	May 15, 2007

/s/ William L. Kimsey William L. Kimsey	Director	May 15, 2007

/s/ Robert I. Lipp Robert I. Lipp	Director	May 15, 2007

/s/ Marjorie Magner Marjorie Magner	Director	May 15, 2007

/s/ Blythe J. McGarvie Blythe J. McGarvie	Director	May 15, 2007

/s/ Sir Mark Moody-Stuart Sir Mark Moody-Stuart	Director	May 15, 2007

/s/ Wulf von Schimmelmann Wulf von Schimmelmann	Director	May 15, 2007

/s/ Douglas G. Scrivner Douglas G. Scrivner	Authorized U.S. Representative	May 15, 2007

EXHIBIT INDEX

Exhibit
Number	Description

5.1	Opinion of Wakefield Quin regarding the legality of the securities being registered
23.1	Consent of KPMG LLP
23.2	Consent of Wakefield Quin (included in Exhibit 5.1)
24.1	Powers of Attorney (included on the signature page to the Registration Statement)